UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

September 14,2022

Messrs.

COMISIÓN NACIONAL DE VALORES

Subgerencia de Sociedades Emisoras

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Material fact

Risk Rating

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (indistinctly, “EDENOR” or the “Company”) in compliance with the provisions of CNV Rules, (Title XII, chapter I, Section II, art3,Inc 29), in order to inform you that the Company has contracted Moody´s Local AR Agente de Calificación de Riesgo S.A and FIX SCR S.A to qualify debt securities to be issued by Edenor.

Likewise, it is brought to your attention that the following qualifications were awarded:

A)	Moody’s Local AR Agente de Calificación de Riesgo S.A. ("Moody´s Local Argentina") maintained the local currency issuer rating of Edenor in BBB+.ar with a negative outlook and the overall foreign currency issuer rating at "BBB.ar/NEG". Furthermore, it assigned the “BBB.ar/NEG” rating to Senior Notes Class 2 for up to USD16,000,000.- expandable for up to USD 30,000,000.-
B)	Fix SCR S.A. maintained the rating of the Negotiable Obligations issued by the Company, as well as the Company as long-term Issuer at “A-(arg) rating watch-negative alert.” Likewise, this rating was assigned to Senior Notes Class 2 for up to USD16,000,000.- expandable for up to USD 30,000,000.-

Yours faithfully.

Silvana E. Coria

Market Relations Officer.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: September 14, 2022